Exhibit 99.1

Press Release

Contacts:

J. Scott Kamsler, Sr. VP, CFO (510) 668-7000	For Immediate Release October 20, 2008

EXAR CORPORATION ANNOUNCES PRELIMINARY RESULTS OF ITS

ANNUAL SHAREHOLDER MEETING

Fremont, California, October 20, 2008 – Exar Corporation (NASDAQ: EXAR) today announced that based on a preliminary tally, shareholders at its annual meeting held on October 16, 2008 voted to elect the following nominees to the Board: Messrs Pierre Guilbault, Brian Hilton, Richard L. Leza, Gary Meyers, J. Oscar Rodriguez and Pete Rodriguez, approved the appointment of PricewaterhouseCoopers LLP as Exar’s independent registered public accounting firm for the 2009 fiscal year, and approved Exar’s proposed Stock Option Exchange Program.

Exar intends to file a Schedule TO with the Securities and Exchange Commission and commence the Stock Option Exchange Program shortly. As more fully set forth in Exar’s proxy statement and as shall be more fully described in the Schedule TO, under the Stock Option Exchange Program eligible employees will have the opportunity to exchange certain outstanding options with exercise prices equal to or greater than $11.00 per share and an expiration date after March 31, 2009 for restricted stock unit awards that cover a lesser number of shares of Exar’s common stock. The exchange ratio of shares subject to such eligible options to new awards issued will be 4-to-1, 5-to-1 or 6-to-1, depending on the exercise price of the option being exchanged.

Prior to the closing of the polls at the annual meeting, all ballots and proxy cards received by Exar were turned over to the independent Inspector of Elections, Computershare, Inc. The preliminary results are subject to final tabulation and certification by the Inspector of Elections.

Exar also indicated that Mr. Leza had been re-elected Chairman of the Board and that Mr. Oscar Rodriguez had been added to the Audit Committee. All other committee chairs and members remain unchanged.

The stock option exchange program that is referred to in this press release has not yet commenced. Upon the commencement of the stock option exchange program, Exar will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of Exar’s eligible employees holding eligible options are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when they become available because these materials will contain important information about the stock option exchange program. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at http://www.sec.gov, (ii) by directing a written request to: Exar Corporation, Attention: Investor Relations M/S 210, 48720 Kato Road, Fremont, California 94538, or (iii) by contacting Exar directly at (510) 668-7201.

About Exar

Exar Corporation is Powering Connectivity by delivering highly differentiated silicon solutions empowering products to connect. With distinctive knowledge in analog and digital technologies, Exar enables a wide array of applications such as portable devices, home media gateways, communications systems, and industrial automation equipment. Exar has locations worldwide providing real-time system-level support to drive rapid product innovation. For more information about Exar visit: http://www.exar.com.

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